                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                          VELOCITY EXPRESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.004 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922-57T-202
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              WESLEY C. FREDENBURG
                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                    EUNU CHUN
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800

                                 MARCH 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 Pages

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 2 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Ventures, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF           ---------------------------------------------------
           SHARES             8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                           29,376,388 (See Item 5)
            EACH             ---------------------------------------------------
         REPORTING            9      SOLE DISPOSITIVE POWER
           PERSON
            WITH             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                             29,376,388 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,376,388 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  77.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 3 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Parallel Ventures, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF           ---------------------------------------------------
           SHARES             8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                           21,598,418 (See Item 5)
            EACH             ---------------------------------------------------
         REPORTING            9      SOLE DISPOSITIVE POWER
           PERSON
            WITH             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                             21,598,418 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,598,418 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  71.3%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 4 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Fund Advisors, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
         NUMBER OF            8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY                         53,304,810 (See Item 5)
          OWNED BY           ---------------------------------------------------
            EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH             10      SHARED DISPOSITIVE POWER

                                             53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 5 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Putnam Fund Advisors, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
         NUMBER OF            8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY                         53,304,810 (See Item 5)
          OWNED BY           ---------------------------------------------------
            EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH             10      SHARED DISPOSITIVE POWER

                                             53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 6 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Global Internet Managers, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
           NUMBER OF          8      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,304,810 (See Item 5)
            OWNED BY
              EACH           ---------------------------------------------------
           REPORTING          9      SOLE DISPOSITIVE POWER
             PERSON
              WITH           ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                             53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 7 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TH Lee Global Internet Advisors, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
         NUMBER OF            8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY                         53,304,810 (See Item 5)
          OWNED BY           ---------------------------------------------------
            EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH             10      SHARED DISPOSITIVE POWER

                                             53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 8 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THLi Co Investment Partners, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
         NUMBER OF            8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY                         1,681,465 (See Item 5)
          OWNED BY           ---------------------------------------------------
            EACH              9      SOLE DISPOSITIVE POWER
          REPORTING
           PERSON            ---------------------------------------------------
            WITH             10      SHARED DISPOSITIVE POWER

                                             1,681,465 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,681,465 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                    13D                  Page 9 of 20 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Blue Star I, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
         NUMBER OF            8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY                         648,539 (See Item 5)
          OWNED BY           ---------------------------------------------------
            EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH             10      SHARED DISPOSITIVE POWER

                                             648,539 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  648,539 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.9%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

---------------------                                        -------------------
CUSIP No. 922-57T-202                    13D                 Page 10 of 20 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Thomas H. Lee
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                  Not Applicable.
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                             ---------------------------------------------------
          NUMBER OF           8      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                        53,304,810 (See Item 5)
           OWNED BY          ---------------------------------------------------
             EACH             9      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON           ---------------------------------------------------
             WITH            10      SHARED DISPOSITIVE POWER

                                             53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,304,810 (See Item 5)
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.

         ITEM 1. SECURITY AND ISSUER

         This Amendment No. 9 dated April 5, 2004 (the "Amendment") amends Amendment No. 8 dated February 18, 2004, Amendment No. 7 to Schedule 13D dated December 23, 2003, Amendment No. 6 to Schedule 13D dated December 4, 2003, Amendment No. 5 dated November 4, 2003, Amendment No. 4 dated October 30, 2003, Amendment No. 3, dated October 22, 2003, Amendment No. 2 dated October 7, 2003, Amendment No. 1 to Schedule 13D dated November 14, 2002, and Schedule 13D dated September 4, 2002. The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439.

         ITEM 4. PURPOSE OF TRANSACTION.

         The final paragraph of Item 4 is hereby amended as follows:

         ISSUANCE OF SERIES J PREFERRED STOCK

         In connection with the initial issuance of 816,663 shares of Series J Preferred Stock (the "Series J Preferred Stock") to certain investors unaffiliated with the Reporting Persons on March 30, 2004, as of the date of this filing, THLPV has acquired additional beneficial ownership solely as a result of an increase in the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are convertible upon exercise of such series of preferred stock, which increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock (or warrants to purchase such series of preferred stock) held by THLPV. The number of shares of Common Stock into which the shares of Series I Preferred Stock are convertible has also increased as a result of such issuance, however, as the date of this Amendment, conversion of shares of Series I Preferred Stock into shares of Common Stock remains subject to shareholder approval. However, as a result of the issuance of the Series J Preferred Stock, THLPV's aggregate beneficial ownership decreased from 86.9% to 86.0% and the beneficial ownership of certain of the Reporting Persons decreased in excess of 1%.

         ITEM 5. AGGREGATE EFFECT ON BENEFICIAL OWNERSHIP

         Item 5 is hereby amended and restated as follows:

         As a result of the issuance of Series J Preferred Stock described in
Item 4 above, THLPV may be deemed to beneficially own 53,304,810 shares of the Issuer's Common Stock, or 86.9% of the Issuer's Common Stock, assuming: (1) full conversion of the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock held by THLPV, exercise of the H Warrant and Common Call Warrant held by THLPV, as well as the exercise of all warrants held by THLPV to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock, and subsequent conversion of such shares into Common Stock. As a result of the issuance of the Management Warrants issued THLPV, the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are convertible upon exercise of such series of preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock.

         The above amount includes:

         (i) 9,246,901 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 6,823,903 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 526,742 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 200,066 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

         (ii) 4,573,689 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 3,375,230 shares of Common Stock issuable upon conversion of Series C

                              Page 11 of 21 Pages

Preferred Stock directly beneficially owned by the Non-U.S. Fund, 259,721 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 99,771 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

         (iii) 1,887,755 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 1,393,100 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 107,195 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 41,181 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

         (iv) 5,667,803 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 4,182,643 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 321,221 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 124,265 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star;

         (v) 1,206,112 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 890,072 shares of Common Stock issuable upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 68,360 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 26,440 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star;

         (vi) 1,555,677 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 1,150,672 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 87,866 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 36,079 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star;

         (vii) 3,844,839 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the U.S. Fund, 2,794,310 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Non-U.S. Fund, 229,260 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Co Investor, and 89,187 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by Blue Star;

         (viii) 544,045 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the U.S. Fund, 395,395 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Non-U.S. Fund, 32,440 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Co Investor, and 12,620 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by Blue Star;

         (ix) 816,068 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the U.S. Fund, 593,093 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Non-U.S. Fund, 48,660 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Co Investor, and 18,930 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by Blue Star; and

         (ix) 13,500 shares of restricted stock issued to the U.S. Fund and 20,000 shares of Common Stock issuable upon exercise of stock options issued to the U.S. Fund previously issued in connection with services rendered by the U.S. Fund to the Issuer's Board of Directors.

                              Page 12 of 20 Pages

         The above amounts do not include:

         131,064,358 shares of Common Stock issuable upon conversion of the Series I Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series I Preferred and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock as discussed in Item 4 (as reported in Amendment No. 7 to Schedule 13D).

         85,528 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 73,573 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund (the "Option Warrants"). The Option Warrants become exercisable only in the event and to the extent that 600,000 options granted under the Issuer's 2000 Stock Option Plan set forth as Exhibit 9 to Schedule 13D originally filed on September 4, 2002, are exercised, on a pro rata basis.

         This Amendment is being made solely to report the additional beneficial ownership by THLPV of shares of Common Stock (and decrease in beneficial ownership on a percentage basis) which resulted from the issuance of the Series J Preferred Stock. As a result of such issuance, the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are convertible upon exercise of such series of convertible preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series. THLPV's investments in securities of the Issuer discussed in this Schedule 13D, as amended, were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs and in Item 4 above, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

                              Page 13 of 20 Pages

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of
Item 5(a) below.

         (a) U.S. Fund (i) directly beneficially owns 1,545,111 shares of Series B Preferred Stock representing 55.05% of the outstanding Series B Preferred Stock and 51.53% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the U.S. Fund; (ii) directly beneficially owns 1,100,978 shares of Series C Preferred Stock representing 55.05% of the outstanding shares of Series C Preferred Stock and 34.47% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the U.S. Fund; (iii) directly beneficially owns 454,420 warrants to purchase shares of Series C Preferred Stock representing 18.51% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 17.84% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (iv) directly beneficially owns 560,144 shares of Series D Preferred Stock representing 39.46% of the outstanding Series D Preferred Stock of the Issuer and 41.18% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the U.S. Fund; (v) directly beneficially owns 119,199 warrants to purchase shares of Series D Preferred Stock representing 7.28% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 12.18% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (vi) directly beneficially owns 1,832,167 shares of Series G Preferred Stock, or 33.20% of the outstanding Series G Preferred Stock of the Issuer and 15.17% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the U.S. Fund; (vii) directly beneficially owns 108,809 shares of Series H Preferred Stock, or 21.76% of the outstanding Series H Preferred Stock of the Issuer and 30.66% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 544,045 shares of Common Stock upon exercise of such warrant, representing 21.76% of the H Warrants and 5.89% of the Common Stock of the Issuer assuming exercise of such H Warrant; (ix) directly beneficially owns a Common Call Warrant to purchase 816,068 shares of Common Stock upon exercise of such warrant, representing 21.76% of the Common Call Warrants and 8.58% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant and (x) directly beneficially owns 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by the U.S. Fund, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 29,376,388 shares of the Issuers Common Stock, representing 77.2% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

                  Non-U.S. Fund (i) directly beneficially owns 1,140,240 shares of Series B Preferred Stock representing 40.62% of the outstanding Series B Preferred Stock and 43.97% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the Non-U.S. Fund; (ii) directly beneficially owns 812,485 shares of Series C Preferred Stock representing 40.62% of the outstanding shares of Series C Preferred Stock and 27.96% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Non-U.S. Fund; (iii) directly beneficially owns 335,347 warrants to purchase shares of Series C Preferred Stock representing 13.81% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 14.69% of the Common Stock of the Issuer assuming the exercise of such

                              Page 14 of 20 Pages
                  warrants and conversion of the underlying shares held by the Non-U.S. Fund; (iv) directly beneficially owns 413,367 shares of Series D Preferred Stock representing 27.24% of the outstanding Series D Preferred Stock of the Issuer and 32.48% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Non-U.S. Fund; (v) directly beneficially owns 87,965 warrants to purchase shares of Series D Preferred Stock representing 5.48% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 9.28% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (vi) directly beneficially owns 1,355,183 shares of Series G Preferred Stock, or 24.56% of the outstanding Series G Preferred Stock of the Issuer and 11.69% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Non-U.S. Fund; (vii) directly beneficially owns 79,079 shares of Series H Preferred Stock, or 15.82% of the outstanding Series H Preferred Stock of the Issuer and 24.32% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Non-U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 395,395 shares of Common Stock upon exercise of such warrant, representing 15.82% of the H Warrants and 4.35% of the Common Stock of the Issuer assuming exercise of such H Warrant; and
                  (ix) directly beneficially owns a Common Call Warrant to purchase 593,093 shares of Common Stock upon exercise of such warrant, representing 15.82% of the Common Call Warrants and 6.38% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Non-U.S. Fund, the Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 21,598,418 shares of the Issuers Common Stock, representing 71.3% of the Issuer's outstanding Common Stock, on a fully diluted basis.

                  Co Investor (i) directly beneficially owns 88,016 shares of Series B Preferred Stock representing 3.14% of the outstanding shares of Series B Preferred Stock and 5.71% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by the Co Investor; (ii) directly beneficially owns 62,520 shares of Series C Preferred Stock representing 3.13% of the outstanding shares of Series C Preferred Stock and 2.90% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Co Investor; (iii) directly beneficially owns 25,804 warrants to purchase shares of Series C Preferred Stock representing 1.27% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 1.22% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Co Investor; (iv) directly beneficially owns 31,746 shares of Series D Preferred Stock representing 2.09% of the outstanding Series D Preferred Stock of the Issuer and 3.56% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Co Investor; (v) directly beneficially owns 6,756 warrants to purchase shares of Series D Preferred Stock representing 0.44% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.78% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Co Investor; (vi) directly beneficially owns 103,488 shares of Series G Preferred Stock, or 1.88% of the outstanding Series G Preferred Stock of the Issuer and 1.00% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Co Investor; (vii) directly beneficially owns 6,488 shares of Series H Preferred Stock, or 1.30% of the outstanding Series H Preferred Stock of the Issuer and 2.57% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Co Investor; (viii) directly beneficially owns an H Warrant to purchase 32,440 shares of Common Stock upon exercise of such warrant, representing 1.30% of the H Warrants and 0.37% of the Common Stock assuming exercise of such Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 48,660 shares of Common Stock upon exercise of such warrant, representing 1.30% of the Common Call Warrants and 0.56% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Co Investor, the Co Investor would have direct beneficial ownership of and shared voting power with respect to 1,681,465 shares of the Issuers Common Stock, representing 16.2% of the Issuer's outstanding Common Stock, on a fully diluted basis.

                              Page 15 of 20 Pages

                  Blue Star (i) directly beneficially owns 33,430 shares of Series B Preferred Stock representing 1.19% of the outstanding shares of Series B Preferred Stock and 2.25% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by Blue Star; (ii) directly beneficially owns 24,017 shares of Series C Preferred Stock representing 1.20% of the outstanding shares of Series C Preferred Stock and 1.13% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by Blue Star; (iii) directly beneficially owns 9,913 warrants to purchase shares of Series C Preferred Stock representing 0.49% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.47% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by Blue Star; (iv) directly beneficially owns 12,281 shares of Series D Preferred Stock representing approximately 0.81% of the outstanding Series D Preferred Stock of the Issuer and 1.41% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by Blue Star; (v) directly beneficially owns 2,613 warrants to purchase shares of Series D Preferred Stock representing 0.17% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.30% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by Blue Star; (vi) directly beneficially owns 42,495 shares of Series G Preferred Stock, or 0.77% of the outstanding Series G Preferred Stock of the Issuer and 0.41% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by Blue Star; (vii) directly and indirectly beneficially owns 2,524 shares of Series H Preferred Stock, or 0.50% of the outstanding Series H Preferred Stock of the Issuer and 1.02% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by Blue Star; (viii) directly and indirectly beneficially owns an H Warrant to purchase 12,620 shares of Common Stock upon exercise of such warrant, representing 0.50% of the H Warrants and 0.14% of the Common Stock assuming exercise of such H Warrant; and (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 18,930 shares of Common Stock upon exercise of such warrant, representing 0.50% of the Common Call Warrants and 0.22% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by Blue Star, Blue Star would have direct beneficial ownership of and shared voting power with respect to 648,539 shares of the Issuer's Common Stock, representing 6.9% of the Issuer's outstanding Common Stock, on a fully diluted basis.

                  THLPV collectively (i) directly and indirectly beneficially own 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock and 65.89% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by THLPV; (ii) directly and indirectly beneficial own of 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock and 48.86% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially own 825,484 warrants to purchase shares of Series C Preferred Stock representing 29.22% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 28.28% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares directly or indirectly held by THLPV; (iv) directly and indirectly beneficially own 1,017,538 shares of Series D Preferred Stock representing 67.06% of the outstanding Series D Preferred Stock of the Issuer and 54.21% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock directly or indirectly held by THLPV; (v) directly and indirectly beneficially own 216,533 warrants to purchase shares of Series D Preferred Stock representing 12.49% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 20.12% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares directly and indirectly held by THLPV; (vi) directly and indirectly beneficially own 3,333,333 shares of Series G Preferred Stock, or 60.40% of the outstanding Series G Preferred Stock of the Issuer and 24.55% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock directly and indirectly held by THLPV; (vii) directly and indirectly beneficially owns 196,900 shares of Series H Preferred Stock, or 39.38% of the outstanding Series H Preferred Stock of the Issuer, and 44.45% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by THLPV; (viii) directly and indirectly

                              Page 16 of 20 Pages
                  beneficially owns an H Warrant to purchase 984,500 shares of Common Stock upon exercise of such warrant, and 39.38% of the H Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 10.17% of the Common Stock assuming exercise of such H Warrant; (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 1,476,750 shares of Common Stock upon exercise of such warrant, and 39.38% of the Common Call Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 14.52% of the Common Stock assuming exercise of such Common Call Warrant; and (x) 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by THLPV, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 53,304,810 shares of the Issuers Common Stock, representing 86.0% of the Issuer's outstanding Common Stock, on a fully diluted basis.

         (b) Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee, may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock, 1,017,538 shares of Series D Preferred Stock, 825,484 warrants to purchase Series C Preferred Stock, 216,533 warrants to Purchase Series D Preferred Stock, the H Warrant to purchase 984,500 shares of Common Stock and the Common Call Warrant to purchase 1,476,750 shares of Common Stock beneficially owned by THLPV; and the 13,500 shares of restricted stock and 20,000 options to purchase Common Stock held by the U.S. Fund, each as described in Item 5(a) above, which represents 86.9% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock; conversion and exercise of the warrants to purchase Series C Preferred Stock and Series D Preferred Stock; exercise of the H Warrant and the Common Call Warrant held by THLPV; and exercise of the 20,000 options to purchase Common Stock held by the U.S. Fund, on a fully diluted basis). Because the conversion of the Series I Preferred Stock by THLPV is contingent upon shareholder approval, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons would not be deemed to be beneficial owner any of the 131,064,358 shares of Common Stock issuable to THLPV upon conversion of the Series I Preferred Stock until the date of shareholder approval of the Series I Preferred Stock and the amendment to the Issuer's Certificate of Incorporation to increase the number of authorized Shares as discussed in Amendment No. 7 to Schedule 13D. Accordingly, such shares of Common Stock have been excluded for purposes of the calculation of THLPV's aggregate beneficial ownership above. However, assuming such approvals were obtained, upon conversion of the Series I Preferred Stock directly or indirectly beneficially owned by THLPV, THLPV's aggregate beneficial ownership would represent 95.5% of the Issuer's Common Stock. The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, (i) the beneficial owners of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, the Series H Preferred Stock, Series I Preferred Stock, the warrants to purchase Series C Preferred Stock and Series D Preferred Stock, the H Warrant or the Common Call Warrant held by THLPV, or (ii) the 13,500 shares of restricted stock or 20,000 stock options directly beneficially owned by the U.S. Fund.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

         (d)      Not applicable.

         (e)      Not applicable.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Schedule 13D Joint Filing Agreement, dated February 18, 2004 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability

                              Page 17 of 20 Pages
company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet Advisors, LLC, a Delaware limited liability company, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.

         Exhibit 2 - Series H Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, dated October 10, 2002.*

         Exhibit 3 - Stock Purchase Agreement dated as of October 28, 2002, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

         Exhibit 4 - Warrant to Purchase Shares of Velocity Express Corporation dated October 28, 2002 issued to the TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

         Exhibit 5 - Call Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002, issued TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

         Exhibit 6 -- Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 28, 2002.*

         Exhibit 7 - Series I Certificate of Designation of Preferences and Rights of Series I Convertible Preferred Stock, dated October 20, 2003.**

         Exhibit 8 - Stock Purchase Agreement dated as of October 20, 2003, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.**

         Exhibit 9 -- Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 20, 2003.**

         Exhibit 10 - Letter Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 23, 2003.***

* Previously filed with Amendment No. 1 to this Schedule 13D dated November 12, 2002.

** Previously filed with Amendment No. 3 to this Schedule 13D dated October 22, 2003.

***Previously filed with Amendment No. 4 to this Schedule 13D dated October 30, 2003.

                              Page 18 of 20 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2004

                                  TH LEE PUTNAM VENTURES, L.P.

                                  By: TH Lee Putnam Fund Advisors, L.P.,
                                      its general partner

                                  By: TH Lee Putnam Fund Advisors, LLC,
                                      its general partner

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                                  TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                  By: TH Lee Putnam Fund Advisors, L.P.,
                                      its general partner

                                  By: TH Lee Putnam Fund Advisors, LLC,
                                      its general partner

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                                  TH LEE PUTNAM FUND ADVISORS, L.P.

                                  By: TH Lee Putnam Fund Advisors, LLC, its
                                  general partner

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                                  TH LEE PUTNAM FUND ADVISORS, LLC

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                              Page 19 of 20 Pages

                                  TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                  By: TH Lee Global Internet Advisors, LLC

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                                  TH LEE GLOBAL INTERNET ADVISORS, LLC

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                                  THLI COINVESTMENT PARTNERS, LLC

                                  By: TH Lee Putnam Fund Advisors, L.P., its
                                  general partner

                                  By: TH Lee Putnam Fund Advisors, LLC, its
                                  general partner

                                  By: /s/ James Brown
                                      ------------------------
                                      Name: James Brown
                                      Title: Managing Director

                                  BLUE STAR I, LLC

                                  By: /s/ Thomas H. Lee
                                      ------------------------
                                      Name: Thomas H. Lee
                                      Title: Managing Member

                              Page 20 of 20 Pages